Exhibit 99.1

FOR IMMEDIATE RELEASE

ChinaCache International Holdings Ltd.  Announces

First Quarter 2011 Financial Results

BEIJING — May 9, 2011 — ChinaCache International Holdings Ltd., (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading provider of Internet content and application delivery services in China, today announced its unaudited interim condensed consolidated financial results for the quarter ended March 31, 2011.

Highlights for First Quarter 2011

•                       Net revenues in the first quarter was RMB136.4 million (US$20.8 million), representing a 79.6% increase from the corresponding period in 2010

•                       Net income in the first quarter was RMB3.2 million (US$489,000), compared to a net loss of RMB34.9 million in the corresponding period in 2010

•                       Operating profit in the first quarter was RMB5.3 million (US$806,000), compared to  an operating loss of RMB32.4 million in the corresponding period in 2010

•                       Adjusted net income (Non-GAAP) was RMB11.7 million (US$1.8 million), compared to RMB3.5 million in the corresponding period in 2010

•                       Adjusted EBITDA (Non-GAAP) was RMB29.5 million (US$4.5 million), a 43.7% increase from the corresponding period in 2010

“We are pleased to report the third consecutive quarter of record net revenues since our IPO last October,” said Mr. Song Wang, co-founder, chairman and chief executive officer of ChinaCache. “We continued to see the benefit of our ongoing investment in network infrastructure as we expanded ChinaCache’s market share in key verticals such as media and entertainment, Internet mobile, and e-commerce and enterprises. ChinaCache remained profitable in the quarter on a GAAP basis, the second consecutive quarter since turning profitable in the fourth quarter of 2010.”

Mr. Wang continued, “We continue to focus on gaining market share, growing our customer base and breaking into new industry verticals in China’s fast growing Internet market.  In the first quarter we continued our investment in R&D and network resources to meet the growing demand from  new industry verticals such as online video and network convergence.  Ongoing strategic investment will remain a cornerstone of our long-term strategy to ensure sustained future growth, although it may moderate our margin growth in the near term.”

Mr. Robert Yong Sha, chief financial officer of ChinaCache, said, “We were encouraged to see strong growth in our net revenues this quarter while gross margins remained stable.  As China’s Internet industry continues its rapid growth, we are confident that ChinaCache will build on our industry leadership while maintaining a balance between growth and profitability.”

Financial Results for the First quarter 2011

Net revenues for the first quarter 2011 were RMB136.4 million (US$20.8 million), representing a 79.6% increase from the corresponding period in 2010, or 10.0% increase over the previous quarter.

Cost of revenues for the quarter increased by 72.3% year-over-year to RMB93.4million (US$14.3 million), primarily due to the purchase of more bandwidth, collocation and storage services driven by increasing demand for our services.  Cost of revenues as a percentage of net revenues was 68.5% compared to 71.4% in the corresponding period in 2010.  Non-GAAP cost of revenues as a percentage of net revenues, which exclude the impact of share-based compensation expenses, was 68.0%, compared to 69.7% in the corresponding period in 2010.

Sales and marketing expenses for the quarter grew 31.6% year-over-year and decreased 19.9% over the previous quarter to RMB13.9 million (US$2.1 million). Non-GAAP sales and marketing expenses, which exclude the impact of share-based compensation expenses, were RMB12.2 million (US$1.9 million), a 54.2% increase from the corresponding period in 2010.

General and administrative expenses for the quarter increased by 85.6% year-over-year and 72.6% over the previous quarter to RMB15.4 million (US$2.4 million). Such increase was predominately due to additional professional services fees with respect to our annual audit, the aborted follow on offering in February and higher amount of share-based compensation expense.  Non-GAAP general and administrative expenses, which exclude the impact of share-based compensation expenses, were RMB11.1 million (US$1.7 million), an 84.3% increase from the corresponding period in 2010.

Research and development expenses for the quarter increased by 70.7% year-over-year and 16.3% over the previous quarter to RMB7.7 million (US$1.2 million). Non-GAAP research and development expenses, which exclude the impact of share-based compensation expenses, were RMB7.0 million (US$1.1 million), a 108.0% increase from the corresponding period in 2010.

Total share-based compensation expenses, which were allocated to related costs of revenues and operating expense line items, were RMB7.4 million (US$1.1 million) in the first quarter of 2011, compared to RMB3.2 million in the previous quarter and RMB7.3 million in the corresponding period in 2010, as a result of the acceleration of stock option vesting schedules for our founders and specific departed employees.

Operating profit was RMB5.3 million (US$806,000), compared to an operating loss of RMB32.4 million in the corresponding period in 2010 and an operating profit of RMB6.9 million in the previous quarter.  The Company experienced an operating margin for the quarter of 3.9%, compared to negative operating margins of 42.6% in the corresponding period in 2010.  Non-GAAP operating profit, which excludes the impact of share-based compensation expenses and post acquisition settlement consideration, was RMB13.4 million (US$2.0 million), a significant increase from the corresponding period in 2010.  Non-GAAP operating margin for the quarter was 9.8% compared to 7.4% in the corresponding period in 2010.

Income tax expense was RMB0.3 million (US$52,000), compared to an income tax expense of

RMB1.2 million in the corresponding period in 2010.  The effective tax rate for the first quarter of 2011 was 9.7% compared to negative 3.4% for the corresponding period in 2010.

Net income was RMB3.2 million (US$489,000) compared to a net loss of RMB34.9 million in the corresponding period in 2010.  Basic and diluted earnings per ADS for the first quarter of 2011 amounted to RMB0.13 (US$0.02) and RMB0.13 (US$0.02), respectively.

Adjusted net income (Non-GAAP), defined as net income before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration, was RMB11.7 million (US$1.8 million), a significant increase from RMB3.5 million in the corresponding period in 2010.  Non-GAAP basic and diluted earnings per ADS for the first quarter of 2011 amounted to RMB0.48 (US$0.07) and RMB0.46 (US$0.07), respectively.

Adjusted EBITDA (Non-GAAP), defined as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration, was RMB29.5 million (US$4.5 million), representing a 3.8% sequential quarterly decline or 43.7% increase from the corresponding period in 2010.

As of March 31, 2011, the Company had cash and cash equivalents of RMB579.8 million (US$88.5 million).  The capital expenditures for the first quarter of 2011 were RMB16.3 million (US$2.5 million).

Outlook for Second Quarter 2011

ChinaCache currently expects to generate total net revenues in an amount ranging from RMB144.0 million (US$22.0 million) to RMB149.0 million (US$22.8 million) for the second quarter of 2011, representing a 52.5% to 57.8% year-over-year increase.  This forecast reflects ChinaCache’s current and preliminary view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss the results at 8:30 PM Eastern Daylight Time (EDT) on May 9, 2011, which corresponds to 8:30 AM Beijing time on May 10, 2011.

The dial-in details for the live conference call are as follows:

•                  U.S. Toll Free Number: +1 (866) 405-2350

•                  International dial-in number: +(65) 6723-9388

•                  Conference ID: 6055-1148

A live and archived webcast of the conference call will be available on the Investors section of ChinaCache’s website at www.ChinaCache.com.

A replay of the conference call will also be available until May 15, 2011 by dialing:

•                  International dial-in number: +61 (2) 8235-5000

•                  Conference ID: 6055-1148

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading provider of Internet content and application delivery services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit www.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, non-GAAP adjusted net income, non-GAAP EBITDA and non-GAAP adjusted EBITDA.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

To present non-GAAP cost of revenues, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post acquisition settlement consideration.

The Company defines adjusted net income as net income (loss) before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense, depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration and other expenses that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       they do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       they do not reflect income taxes or the cash requirements for any tax payments;

•                       although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted net income, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       while share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollar are based on the effective exchange rate of 6.5478 as of March 31, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements.  Among other things, the outlook for the second quarter of 2011 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provide its solutions and services.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Mr. Wei AN Vice President of Corporate Communications ChinaCache International Holdings Ltd.
Tel:	+86 (10) 6437-3399
Email:	wei.an@chinacache.com

Ms. Yue YU Brunswick Group LLP		Ms. Cindy ZHENG Brunswick Group LLP
Tel:	+86 (10) 6566-2256	Tel:	+1 (212) 333-3810
Email:	chinacache@brunswickgroup.com	Email:	chinacache@brunswickgroup.com

FINANCIAL TABLES

•                      Unaudited Condensed Consolidated Balance Sheets

•                      Unaudited Condensed Consolidated Statements of Operations

•                      Supplementary Financial Data

•                      Supplementary Operating Metrics

•                      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Mar 31,		As of Mar 31,
	2010	2011	2011
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	60,507	579,794	88,541
Accounts receivable, net	67,854	119,464	18,244
Prepaid expenses and other current assets	9,635	14,756	2,253
Deferred tax assets	—	3,902	596
Amount due from related parties	59,196	49,954	7,629
Total current assets	197,192	767,870	117,263

Non-current assets
Property & equipment,net	138,719	168,860	25,787
Acquired intangible assets, net	2,637	325	50
Goodwill	16,989	16,989	2,594
Deferred tax assets	—	7,809	1,193
Long-term deposits	1,179	2,872	439
Total non-current assets	159,524	196,855	30,063

Total Assets	356,716	964,725	147,326

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY(DEFICIT)
Current Liablities
Short-term bank borrowings	2,000	—	—
Accounts payable	21,632	53,322	8,143
Accrued employee benefits	25,277	25,812	3,942
Accrued expenses and other payables	29,993	63,880	9,755
Income tax payable	18,000	36,958	5,644
Liabilities for unceritain tax positions	22,907	25,724	3,928
Deferred tax liabilities	520	79	12
Dividend payable	130	130	20
Amounts due to related parties	66,256	53,200	8,124
Share-based compensation liability	23,907	—	—
Current portion of capital lease obligations	3,025	9,823	1,500
Current portion of long-term bank borrowings	510	—	—
Total current liabilities	214,157	268,928	41,068

Non-current liabilities
Deferred tax liabilities	16,848	2	—
Non-current portion of capital lease obligations	387	1,034	158
Amounts due to related parties	11,161	5,166	789
Total non-current liabilities	28,396	6,202	947

Total Liabilities	242,553	275,130	42,015

Total Mezzanine equity	502,907	—	—
Total Shareholders’ equity (deficit)	(388,744)	689,595	105,311

TOTAL LIABILITIES, MEZZANINE EQUITY & SHAREHOLDERS’ EQUITY (DEFICIT)	356,716	964,725	147,326

Condensed Consolidated Statements of Operations

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended			For the Three Months Ended
	Mar 31, 2010	Dec 31, 2010	Mar 31, 2011	Mar 31, 2011
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	75,923	123,988	136,359	20,824
Cost of revenues	(54,192)	(84,023)	(93,398)	(14,263)

Gross profit	21,731	39,965	42,961	6,561
Sales & marketing expenses	(10,581)	(17,381)	(13,926)	(2,127)
General & administrative expenses	(8,298)	(8,922)	(15,403)	(2,352)
Research & development expenses	(4,522)	(6,641)	(7,721)	(1,179)
Post-acquisition settlement consideration	(30,691)	(113)	(634)	(97)

Operating income/(loss)	(32,361)	6,908	5,277	806
Interest income	33	325	443	68
Interest expense	(1,080)	(1,363)	(1,237)	(189)
Other (expense)/income	(120)	3,307	(836)	(128)
Foreign exchange loss, net	(213)	(6,676)	(104)	(16)

Income/(loss) before income tax	(33,741)	2,501	3,543	541
Income tax (expense)/benefit	(1,156)	3,671	(343)	(52)

Net income/(loss)	(34,897)	6,172	3,200	489

Accretion of redeemable convertible preferred shares to redemption value	(14,918)	—	—	—
Effect of foreign exchange rate movement of redeemable convertible preferred shares	137	—	—	—

Net income/(loss) attributable to ordinary shareholders	(49,678)	6,172	3,200	489

Earnings/(Loss) per ordinary share:
Basic	(0.59)	0.02	0.01	0.001
Diluted	(0.59)	0.02	0.01	0.001

Earnings/(Loss) per ADS:
Basic	(9.41)	0.26	0.13	0.02
Diluted	(9.41)	0.24	0.13	0.02

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	84,475,892	385,843,484	385,843,484
Diluted	84,475,892	406,746,533	403,040,025

Pro forma earnings/(loss) per ordinary share:
Basic	(0.12)	n/a	n/a	n/a
Diluted	(0.12)	n/a	n/a	n/a

Pro forma earnings/(loss) per ADS:
Basic	(1.93)	n/a	n/a	n/a
Diluted	(1.93)	n/a	n/a	n/a

Weighted average number of ordinary shares used in pro forma earnings/(loss) per share computation:
Basic	290,041,317	n/a	n/a
Diluted	290,041,317	n/a	n/a

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended			For the Three Months Ended
	Mar 31, 2010	Dec 31, 2010	Mar 31, 2011	Mar 31, 2011
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown
Bandwidth, co-location and storage fees	31,067	62,756	71,944	10,987
Depreciation of network equipment and amortization of acquired intangible assets	14,421	15,170	15,689	2,396
Payroll and other compensation costs of network operations personnel	5,280	3,117	3,522	538
Other cost of revenues	3,424	2,980	2,243	343
Total cost of revenues	54,192	84,023	93,398	14,264

Allocation of share-based compensation expenses
Cost of revenues	1,236	510	716	109
Sales and marketing expenses	2,657	1,219	1,711	261
General and administrative expenses	2,250	916	4,258	650
Research and development expenses	1,174	539	756	115
Total costs and operating expenses	7,317	3,184	7,441	1,135

Depreciation and amortization expenses
Cost of revenues	14,421	15,170	15,689	2,396
Sales and marketing expenses	182	197	253	39
General and administrative expenses	187	299	203	31
Research and development expenses	38	60	495	76
Total depreciation and amortization expenses	14,828	15,726	16,640	2,542

Capital expenditures, related to additions of property and equipment	9,050	57,636	16,336	2,495
As a percentage of net revenues	12.0%	46.5%	12.0%	12.0%

Supplementary Operating Metrics

(Unaudited)

	For the Three Months Ended				For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011

Revenues breakdown by industry verticals

Internet and software	30%	26%	23%	20%	21%	n/a	n/a	n/a
Mobile internet	16%	15%	18%	21%	19%	n/a	n/a	n/a
Media and entertainment	24%	29%	29%	30%	31%	n/a	n/a	n/a
Enterprises and e-commerce	25%	26%	27%	25%	26%	n/a	n/a	n/a
Government agencies	5%	4%	3%	4%	3%	n/a	n/a	n/a
Total	100%	100%	100%	100%	100%	n/a	n/a	n/a

Revenue contributed by Top 5 customers as a percentage of net revenues	35%	32%	33%	37%	37%	n/a	n/a	n/a

Number of active customers at period end	319	418	454	504	569	n/a	n/a	n/a

Number of employees at period end	245	289	319	345	408	n/a	n/a	n/a

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousand RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

For the Three Months Ended
Mar 31, 2010	Dec 31, 2010	Mar 31, 2011
RMB	RMB	RMB

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, penatly on uncertain tax positions and post acquisition settlement consideration

Net loss/(income)	(34,897)	6,172	3,200
Depreciation	14,135	15,033	16,410
Amortization	693	693	230
Interest expense	1,080	1,363	1,237
Interest income	(33)	(325)	(443)
Income tax expense/(benefit)	1,156	(3,671)	343
Share-based compensation	7,317	3,184	7,441
Foreign exchange loss	213	6,676	104
Penalties on uncertain tax positions	160	1,389	314
Post acquisition settlement consideration	30,691	113	634
Adjusted EBITDA	20,515	30,627	29,470
Margin%	27.0%	24.7%	21.6%
QoQ growth			-3.8%
YoY growth			43.7%

Adjusted net income — defined as net income before share-based compensation expense, foreign exchange loss or gain, penatly on uncertain tax positions and post acquisition settlement consideration

Net loss/(income)	(34,897)	6,172	3,200
Share-based compensation	7,317	3,184	7,441
Foreign exchange loss	213	6,676	104
Penalties on uncertain tax positions	160	1,389	314
Post acquisition settlement consideration	30,691	113	634
Adjusted net income	3,484	17,534	11,693
Margin%	4.6%	14.1%	8.6%
QoQ growth			-33.3%
YoY growth			235.6%

Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	21,731	39,965	42,961
Plus: depreciation and amortization	14,421	15,170	15,689
Plus: Share-based compensation	1,236	510	716
Non-GAAP gross profit	37,388	55,645	59,366
Margin%	49.2%	44.9%	43.5%
QoQ growth			6.7%
YoY growth			58.8%

Non-GAAP cost of revenues — defined as cost of revenues before share-based compensation expense

Cost of revenues	54,192	84,023	93,398
Minus: Share-based compensation	(1,236)	(510)	(716)
Non-GAAP cost of revenues	52,956	83,513	92,682
% of net revenues	69.7%	67.4%	68.0%
QoQ growth			11.0%
YoY growth			75.0%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousand RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

For the Three Months Ended
Mar 31, 2010	Dec 31, 2010	Mar 31, 2011
RMB	RMB	RMB

Non-GAAP operating expenses — defined as operating expenses before share-based compensation expense

Sales & marketing expenses	10,581	17,381	13,926
Minus: Share-based compensation	(2,657)	(1,219)	(1,711)
Non-GAAP sales & marketing expenses	7,924	16,162	12,215
% of net revenues	10.4%	13.0%	9.0%
QoQ growth			-24.4%
YoY growth			54.2%

General & administrative expenses	8,298	8,922	15,403
Minus: Share-based compensation	(2,250)	(916)	(4,258)
Non-GAAP general & administrative expenses	6,048	8,006	11,145
% of net revenues	8.0%	6.5%	8.2%
QoQ growth			39.2%
YoY growth			84.3%

Research & development expenses	4,522	6,641	7,721
Minus: Share-based compensation	(1,174)	(539)	(756)
Non-GAAP research & development expenses	3,348	6,102	6,965
% of net revenues	4.4%	4.9%	5.1%
QoQ growth			14.1%
YoY growth			108.0%

Non-GAAP operating profit/(loss) — defined as GAAP operating profit/(loss) before share-based compensation expense and post acquisition settlement consideration

Operating profit/(loss)	(32,361)	6,908	5,277
Plus: Share-based compensation	7,317	3,184	7,441
Plus: Post acquisition settlement consideration	30,691	113	634
Non-GAAP operating profit	5,647	10,205	13,352
Margin%	7.4%	8.2%	9.8%
QoQ growth			30.8%
YoY growth			136.4%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calcuated based upon adjusted net income divided by weighted average number of ordinary shares

Adjusted net income	3,484	17,534	11,693
Weighted average number of ordinary shares used in earnings per share computation:
Basic	84,475,892	385,843,484	385,843,484
Diluted	84,475,892	406,746,533	403,040,025
Earnings per ordinary share:
Basic	0.04	0.05	0.03
Diluted	0.04	0.04	0.03
Earnings per ADS:
Basic	0.66	0.73	0.48
Diluted	0.66	0.69	0.46